UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

RingCentral, Inc.
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

76680R206
(CUSIP Number)


January 31, 2014

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section
18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  76680R206
13G
Page 2 of 6 Pages


1.

NAME OF REPORTING PERSON

Brookside Capital Trading Fund, L.P.



2.
                                               (a)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (b)

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

	471,073 Shares


6.

SHARED VOTING POWER
	0


7.

SOLE DISPOSITIVE POWER

	471,073 Shares


8.

SHARED DISPOSITIVE POWER
	0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	471,073 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.462%
12.

TYPE OF REPORTING PERSON
              PN



Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on
Schedule 13G relates is RingCentral, Inc. (the Company).
Item 1(b).	Address of Issuers Principal Executive
Offices
       The principal executive offices of the Company
are located at 1400 FASHION ISLAND BLVD, SUITE 700,
SAN MATEO, CA 94404.
Item 2(a).	Name of Person Filing
	This Statement is being filed on behalf of
Brookside Capital Trading Fund, L.P., a Delaware limited partnership (Trading Fund), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership (Brookside Investors II), whose sole general partner is Brookside Capital Management, LLC, a Delaware
limited liability company (Brookside Management).
Item 2(b).	Address of Principal Business Office or,
if none, Residence
       The principal business address of each of Trading
Fund, Brookside Investors II, and Brookside Management
is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.
Item 2(c).	Citizenship
       Each of the Trading Fund, Brookside Investors II
and Brookside Management is organized under the laws of
the State of Delaware.
Item 2(d).	Title of Class of Securities
       The class of equity securities of the Company to
which this filing on Schedule 13G relates is Class A Common
Stock (Common Stock).
Item 2(e).	CUSIP Number
       The CUSIP number of the Companys Common Stock is 76680R206.
Item 3.	If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the
 person filing is a:
(a) [  ]  Broker or dealer registered under section
15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ]  Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [  ]  Investment company registered under
section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) [  ]  A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

  	[x]  If this statement is filed pursuant to 240.13d-1(c), check this box.
Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       As of the close of business on January 31, 2014, the
Trading Fund beneficially owned 471,073 shares
of the Common Stock of the Company.
Item 4(b).  Percent of Class
      As of the close of business on January 31, 2014,
the Trading Fund was the beneficial owner of 5.463% of the
Common Stock of the Company.  The percentage of Common Stock reported owned by the Trading Fund is based upon 8,625,000
shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2013, based on representations made in the Companys 10Q filed with the Securities and Exchange Commission on September 30, 2013.
Item 4(c).  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	471,073 Shares

       (ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the
disposition of:	471,073 Shares

       (iv) shared power to dispose or to direct the
       	disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
       Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.
Item 8.	Identification and Classification of Members of the Group
       Not Applicable.
Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10.	Certification
       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated:  February 5, 2014
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By:
                        Name: William E. Pappendick IV
                              Title: Managing Director